Exhibit 99.1
Duoyuan Global Water Inc. Reports
First Quarter 2010 Financial Results
1Q10 Revenue Up 33.0% to RMB160.5 Million from the Prior Year Period
1Q10 Gross Profits Up 37.4% to RMB74.9 Million from the Prior Year Period
1Q10 Diluted Earnings per ADS of $0.17
Live Conference Call to be Held Today at 8:00 AM U.S. Eastern Time
Beijing, China, May 12, 2010 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced unaudited financial results for the first quarter of 2010. The Company will hold a conference call at 8:00 am ET. Dial in details may be found below.
First Quarter 2010 Financial Highlights
•	Revenue increased 33.0% to RMB160.5 million ($23.5 million1) from RMB120.6 million in the prior year period.

•	Gross profit increased 37.4% to RMB 74.9 million ($11.0 million) from RMB54.5 million in the prior year period.

•	Gross margin increased to 46.6% from 45.1% in the prior year period.

•	Diluted earnings per ADS was $0.17. Each ADS represents two of the Company’s ordinary shares.
Mr. Wenhua Guo, the Company’s Chairman and Chief Executive Officer, stated, “Our first quarter results continue to demonstrate our sustained growth and presence in China’s water treatment industry, with revenue growing 33% year over year. These encouraging results attest to the increasing recognition of the Duoyuan brand and our reputation as a high quality and top value manufacturer. Our performance also reflects growing demand for our products across all product lines, driven by our comprehensive and high quality product offering, our low cost manufacturing base, extensive distribution network and our focus on continually developing new products. We remain on schedule to launch 36 new products during 2010, eight of which have already been launched, consisting of two products in our water purification product category and six products in our wastewater treatment product category. We look forward to building upon this momentum as we enhance the diversity of our product portfolio throughout 2010. We are confident that we’ll capitalize on the opportunities created by intensified government efforts to monitor wastewater discharge and the growing consumer awareness of water quality concerns in China.”
Guo continued, “We are pleased to announce significant progress in several of our growth initiatives. We continue to move forward in our expansion at Langfang and in the coming weeks we are installing a new aerator production line imported from Germany. We also finalized the land use rights for our new manufacturing facilities in Daxing and progress continues there as we focus on significantly enhancing our production capacity for our existing and new market products over the next two years.”
Guo then remarked, “We are also excited to announce that we are in the process of negotiating two licensing opportunities. These opportunities would expand our portfolio offerings into the drip irrigation and high-end membrane technology market. Today, we already have more than 100 products in our portfolio and moving forward, we will continue to grow the depth and breadth of our offerings. As demand continues to increase for water treatment equipment, we believe we are well-positioned and uniquely diversified across the sector to capture compelling market opportunities.”
First Quarter 2010 Financial Performance
First quarter 2010 revenue increased by 33.0% to RMB160.5 million ($23.5 million) from RMB120.6 million in the comparable period of 2009. Revenues were calculated net of sales rebates, which were RMB0.5 million ($0.1 million) in the first quarter of 2010, up from RMB0.4 million in the prior year period.
Revenue from wastewater treatment equipment increased by 35.1% to RMB62.7 million ($9.2 million) in the first quarter of 2010 compared to RMB46.4 million in the first quarter of 2009, due to increased demand for the Company’s UV shelving disinfection systems, online testing equipment, sludge screws and belt filter press machines.

1.	This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended March 31, 2010, were made at a rate of RMB6.8258 to USD1.00, the noon buying rate in effect on March 31, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. Duoyuan Global Water makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Revenue from water purification equipment increased by 32.7% to RMB35.8 million ($5.2 million) in the first quarter of 2010 compared to RMB27.0 million in the prior year period, as the Company’s ozone generators, central water purifiers and UV water purifiers continued to be well-received in the marketplace.
Revenue from circulating water treatment increased by 30.6% to RMB59.1 million ($8.7 million) in the first quarter of 2010 compared to RMB45.2 million in the first quarter of 2009, driven by increased demand for the Company’s circulating central water processors, fully automatic filters and electronic water conditioners.
Revenue from spare parts increased by 41.3% to RMB3.5 million ($0.5 million) in the first quarter of 2010 compared to RMB2.5 million in the first quarter of 2009.
For the first quarter of 2010, gross profit increased by 37.4% to RMB74.9 million ($11.0 million) from RMB54.5 million in the prior year period. Gross margin for the first quarter of 2010 was 46.6%, compared to 45.1% in the first quarter of 2009. The fluctuation of gross margin reflected the fluctuation of raw material costs as well as increased depreciation expenses associated with the Company’s continuous investments in manufacturing facilities.
Operating income decreased by 6.2% to RMB37.2 million ($5.5 million) in the first quarter of 2010 from RMB39.7 million in the comparable period of 2009, primarily reflecting increased expenses resulting from the Company’s efforts to build brand equity through a national advertising campaign.
Selling expenses, up 177.5% year over year to RMB24.6 million ($3.6 million), reflected approximately RMB15.0 million ($2.2 million) of TV advertising expenses in the first quarter of 2010. Excluding the TV advertising expense, selling expenses increased by 7.8% to RMB9.5 million ($1.4 million) in the first quarter of 2010 from RMB8.9 million in the prior year period. Moving forward, the Company expects continued brand equity investments at normalized long-term levels to continue to differentiate itself as a nationally recognized, premier water equipment provider in China’s highly fragmented market.
General and administrative expenses were approximately RMB8.6 million ($1.3 million) in the first quarter of 2010 reflecting a normalized cost structure commensurate with overall business growth. General and administrative expenses of RMB4.7 million in the fourth quarter of 2009 and RMB0.8 million in the first quarter of 2009 were abnormally low, reflecting adjustments to share-based compensation and an adjustment to the estimated accrual of costs associated with the Company’s initial public offering, respectively.
The Company repaid a RMB20 million ($2.9 million) short-term bank note in the first quarter of 2010. As a result, interest expense decreased by 74.1% to RMB0.1 million ($12,360) in the first quarter of 2010 from RMB0.3 million in the first quarter of 2009.
Provision for income taxes in the first quarter of 2010 decreased to RMB10.2 million ($1.5 million), an effective tax rate of 27.2%, from RMB10.6 million in the prior year period.
Net income was RMB27.3 million ($4.0 million) in the first quarter of 2010, compared to RMB28.9 million in the prior year’s first quarter. Diluted earnings per share was RMB0.58 ($0.08) in the first quarter of 2010, compared to RMB0.96 in the first quarter of 2009. Diluted earnings per ADS was RMB1.16 ($0.17) in the first quarter of 2010, compared to RMB1.93 per ADS in the prior year period. The Company had approximately 47.3 million weighted average diluted shares outstanding as of March 31, 2010, compared to 30.0 million weighted average diluted shares outstanding as of March 31, 2009.
During the first quarter of 2010, the Company recorded non-cash share-based compensation expense of approximately RMB0.9 million ($136,693), or approximately $0.01 per ADS. Excluding share-based compensation, non-GAAP net income was RMB28.3 million ($4.1 million) and non-GAAP diluted earnings per ADS was RMB1.19 ($0.18) in the first quarter of 2010. Please refer to the non-GAAP presentation provided below for a year over year comparison excluding non-cash share-based compensation expense.
As of March 31, 2010, the Company had cash and bank deposits of RMB1.4 billion ($211.0 million), compared to RMB918.7 million as of December 31, 2009. Cash flows provided by operating activities for the period ended March 31, 2010 were approximately RMB17.0 million ($2.5 million), compared to approximately RMB49.7 million in the prior year period as a result of increases in accounts receivables and inventory and lower taxes payable. Depreciation and amortization expense was RMB3.7 million ($0.5 million) for the first quarter of 2010, compared to RMB2.6 million in the first quarter of 2009. There were no cash flows related to investing activities for the period ended March 31, 2010. Cash flows provided by financing activities were approximately RMB504.3 million ($73.9 million), reflecting RMB524.3 million ($76.8 million) raised in a follow-on offering of the Company’s ADSs as well as RMB20 million ($2.9 million) of debt repaid during the first quarter.
Financial Outlook
Mr. Stephen C. Park, Chief Financial Officer, stated, “As we move forward through 2010, our competitive position remains strong and we are poised for future growth supported by our trusted brand name and extensive distribution network. With this in mind, we expect to generate revenue of approximately RMB280 million in the second quarter of 2010.”
This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call
The Company will hold a conference call at 8:00 am ET on May 12, 2010 to discuss first quarter results. Listeners may access the call by dialing:

United States toll free:	1-866-519-4004
China toll free:	400-6208038
Hong Kong toll free:	800-930346
United Kingdom toll free:	0808-2346646
International:	1-718-354-1231
Conference ID:	67824075
A telephone replay will be available beginning two hours after the conclusion of the call and will be available through May 19, 2010. Listeners may access the replay by dialing:

United States toll free:	1-866-214-5335
International:	1-718-354-1232
Conference ID:	67824075
Preregistration and a webcast will also be available through the Company’s website at www.duoyuan-hq.com.
Non-GAAP Disclosure
Non-GAAP net income represents net income before share-based compensation expense. The Company believes that non-GAAP net income is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. The calculation of non-GAAP net income allows the Company to compare its operating results with those of other companies without giving effect to expenses related to share-based compensation, which may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.
Non-GAAP net income is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP). The Company includes it in this presentation in order to:
•	improve transparency for investors;

•	assist investors in their assessment of the Company’s operating performance;

•	facilitate comparisons to historical performance;

•	ensure that this measure is fully understood in light of how the Company evaluates its operating results; and

•	properly define the metric used and confirm its calculation.
Non-GAAP net income is not meant to be considered in isolation or as a substitute for items appearing on the Company’s financial statements prepared in accordance with U.S. GAAP. Rather, the non-GAAP measure should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under U.S. GAAP and its definition should be carefully reviewed and understood by investors. The Company recognizes that the usefulness of non-GAAP net income has certain limitations, including:
•	Non-GAAP net income does not include share-based compensation expense. Because the Company periodically has granted, and expects to continue to grant, options and restricted share awards to its employees, share-based compensation expense is a necessary element of the Company’s costs and ability to generate profits and cash flows. Therefore, any measure that excludes share-based compensation expense may have material limitations; and

•	the manner in which the Company calculates non-GAAP net income may differ from that of other companies, which limits its usefulness as a comparative measure.
The Company compensates for the foregoing limitations by using non-GAAP net income as a comparative tool, together with U.S. GAAP measurements, to assist in the evaluation of its operating performance. Please refer to the non-GAAP reconciliation table for a reconciliation of non-GAAP net income to net income, which is the most directly comparable U.S. GAAP financial measure, as well as a reconciliation of non-GAAP earnings per share and non-GAAP earnings per ADS to earnings per share and earnings per ADS, respectively.
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: circulating water treatment, water purification and wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated January 27, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact Information
Integrated Corporate Relations, Inc.
In the U.S.: Ashley M. Ammon: 1-646-277-1227
In China: Wei-Jung Yang and Wen Lei Zheng: 86-10-6599-7968

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	THREE MONTHS ENDED MARCH 31,
	2009	2010	2010
	RMB	RMB	US$

REVENUE	120,645,689	160,512,922	$23,515,620

COST OF REVENUE	66,178,046	85,657,753	12,549,116

GROSS PROFIT	54,467,643	74,855,169	10,966,504

RESEARCH AND DEVELOPMENT EXPENSES	5,109,680	4,472,139	655,182

SELLING EXPENSES	8,859,005	24,580,379	3,601,099

GENERAL AND ADMINISTRATIVE EXPENSES	828,512	8,592,331	1,258,802

OPERATING INCOME	39,670,446	37,210,320	5,451,421

INTEREST EXPENSE	(326,370)	(84,370)	(12,360)

OTHER INCOME	196,962	441,839	64,731

INCOME BEFORE INCOME TAXES	39,541,038	37,567,789	5,503,792

PROVISION FOR INCOME TAXES	10,607,862	10,218,375	1,497,022

NET INCOME	28,933,176	27,349,414	$4,006,770

Earnings per share:
Basic	0.96	0.58	$0.08
Diluted	0.96	0.58	$0.08

Earnings per ADS:
Basic	1.93	1.16	$0.17
Diluted	1.93	1.16	$0.17

Weighted average number of shares outstanding:
Basic	30,000,000	47,198,631	47,198,631
Diluted	30,000,000	47,335,146	47,335,146

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,	March 31,
	2009	2010	2010
	(AUDITED)	(UNAUDITED)	(UNAUDITED)
	RMB	RMB	US$

A S S E T S

CURRENT ASSETS:
Cash	918,667,261	1,439,944,154	$210,956,101
Accounts receivable	197,087,701	205,357,807	30,085,529
Inventories, net of reserve for obsolescence	33,419,900	52,801,554	7,735,585
Other receivables	676,376	335,994	49,224
Other current assets	1,344,702	—	—
Deposits	5,605,530	6,219,585	911,188

Total current assets	1,156,801,470	1,704,659,094	249,737,627

PLANT AND EQUIPMENT, net	144,755,275	141,225,351	20,689,934

OTHER ASSETS:
Prepaid leases	21,957,806	21,826,884	3,197,703
Deposits — long term	44,378,173	46,268,173	6,778,425
Deferred tax assets	4,694,347	4,694,347	687,736

Total other assets	71,030,326	72,789,404	10,663,864

Total assets	1,372,587,071	1,918,673,849	$281,091,425

L I A B I L I T I E S A N D S H A R E H O L D E R S’ E Q U I T Y

CURRENT LIABILITIES:
Notes payable	20,000,000	—	$—
Accounts payable	27,913,596	47,028,330	6,889,790
Other payables	19,722,465	18,838,960	2,759,964
Income taxes payable	15,423,292	10,722,972	1,570,947

Total current liabilities	83,059,353	76,590,262	11,220,701

SHAREHOLDERS’ EQUITY:
Ordinary shares, US$0.000033 par value: Authorized shares — 1,500,000,000; Issued and outstanding — 43,702,631 shares at December 31, 2009 and 49,222,631 shares at March 31, 2010	10,384	11,627	1,704
Additional paid-in capital	861,292,062	1,386,497,274	203,125,974
Statutory reserves	57,319,979	60,385,492	8,846,654
Retained earnings	370,905,293	395,189,194	57,896,392

Total shareholders’ equity	1,289,527,718	1,842,083,587	269,870,724

Total liabilities and shareholders’ equity	1,372,587,071	1,918,673,849	$281,091,425

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP INCOME STATEMENT ITEMS

	THREE MONTHS ENDED MARCH 31,
	2009	2010	2010
	RMB	RMB	US$

GAAP NET INCOME	28,933,176	27,349,414	$4,006,770
Share-based compensation	—	933,066	136,697

NON-GAAP NET INCOME	28,933,176	28,282,480	$4,143,467

GAAP Earnings per share — diluted	0.96	0.58	$0.09
Share-based compensation	—	0.02	0.00

NON-GAAP Earnings per share — diluted	0.96	0.60	$0.09

GAAP Earnings per ADS — diluted	1.93	1.16	$0.17
Share-based compensation	—	0.03	0.01

NON-GAAP Earnings per ADS — diluted	1.93	1.19	$0.18

Weighted average number of shares outstanding — diluted	30,000,000	47,335,146	47,335,146